Exhibit 99.77

Bitfarms Announces CAD$20.0 Million Private Placement with U.S. Institutional Investors

Toronto, Ontario and Brossard, Québec (January 3, 2021) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF) (U.S.:OTC:BFARF), a Canadian publicly listed bitcoin mining operation, has entered into subscription agreements with certain institutional investors for gross proceeds of approximately CAD$20.0 million of in a private placement in the United States of its equity securities, comprised of 8,888,889 common shares along with warrants to purchase an aggregate of up to 8,888,889 common shares at a purchase price of CAD$2.25 per common share and associated warrant. The warrants have an exercise price of CAD$2.75 per common share and exercise period of three years. The net proceeds of the private placement will be used by the Company principally to acquire additional miners, expand infrastructure, and improve its working capital position.

The private placement is expected to close on or about January 6, 2021, subject to satisfaction of customary closing conditions.

“We are pleased to welcome these investors to Bitfarms as we continue to grow our miner count. There has never been a more exciting time to be a part of the cryptocurrency mining industry. We are very pleased to have established an institutional presence in the United States.”, said Emiliano Grodzki, CEO of Bitfarms.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the private placement in the United States.

Bitfarms has sights set on growth and expansion towards its mission to provide 3 Exahash of computing power by the end of 2021, which will continue to contribute to the rapid growth of the global, decentralized financial economy.

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Notes

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933 and applicable state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

About Bitfarms Ltd.

Bitfarms is one of the largest public bitcoin mining operations in the world and is listed on the TSX-V. Founded in 2017 it has 5 industrial scale facilities across Quebec, Canada and is responsible for mining about 1% of the entire supply of bitcoin. Bitfarms run vertically integrated mining operations with onsite technical repair, data analytics and engineers to deliver the computing power needed to contribute to the rapid growth of the global decentralized financial economy.

For corporate inquiries, please contact:

Geoff Morphy gmorphy@bitfarms.com 647-500-7440

For media inquiries, please contact:

Ellis Ballard ellis@yapglobal.com 011-07725951640

Website: www.bitfarms.com

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https://twitter.com/Bitfarms_io

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Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, including the intention to complete the private placement and the expected expenditure of the proceeds of the private placement, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others: the Company’s ability to obtain all approvals required in connection with the private placement and successfully complete the private placement; risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.